NAME OF REGISTRANT:
Franklin Investors Securities Trust
File No. 811-04986

EXHIBIT ITEM No. 77D(g): Policies with respect to security investments



July 27, 2012 supplement to the Registrant's prospectus:

GOF P-5 07/12
SUPPLEMENT DATED JULY 27, 2012
TO THE CURRENTLY EFFECTIVE PROSPECTUS
OF EACH OF THE LISTED FUNDS

Franklin Investors Securities Trust
Franklin Low Duration Total Return Fund
Franklin Total Return Fund
Franklin Real Return Fund
Franklin Balanced Fund


The "Fund Summaries" Sections of the Prospectuses are amended as follows:
I.	For each of the Franklin Low Duration Total Return Fund and Franklin Total
Return Fund, the fourth paragraph under the Section entitled "Principal
Investment Strategies" is replaced in its entirety with the following:
To pursue its investment goals, the Fund regularly enters into various derivative transactions, including currency and cross-currency forwards, currency, currency index, bond and interest rate futures contracts and options on interest rate futures contracts, and swap agreements, including interest rate, currency and credit default swaps, and options on interest rate and credit default swap agreements. The use of these derivative transactions may allow the Fund to obtain net long or short exposures to select currencies, interest rates, countries, duration or credit risks. These derivatives may be used to enhance Fund returns, increase liquidity, gain exposure to certain instruments or markets in a more efficient or less expensive way and/or hedge risks associated with its other portfolio investments.

In addition, the "Fund Details" Sections of the Prospectuses are amended as follows:
II.	For Franklin Low Duration Total Return Fund and Franklin Total Return
Fund, the ninth and eighth paragraphs, respectively, under the Section entitled "Principal Investment Policies and Practices" are replaced in their entirety with the following:
For purposes of pursuing its investment goal, the Fund regularly enters into interest rate, credit and currency-related transactions involving certain derivative instruments, including currency and cross-currency forwards, currency, currency index, bond and interest rate futures contracts and options on interest rate futures contracts, and swap agreements, including interest rate, currency and credit default swaps, and options on interest rate and credit default swap agreements. The use of these derivative transactions may allow the Fund to obtain net long or net negative (short) exposures to selected interest rates, countries, duration or credit risks, or currencies. The results of such transactions may also represent, from time to time, a significant component of the Fund's investment returns. The investment manager considers various factors, such as availability and cost, in deciding whether, when and to what extent to enter into derivative transactions.
III.	For Franklin Low Duration Total Return Fund and Franklin Total Return
Fund, the twelfth and eleventh paragraphs, respectively, under the Section entitled "Principal Investment Policies and Practices" are replaced in their entirety with the following:
Swap agreements, such as interest rate, currency and credit default swaps, are contracts between the Fund and, typically, a brokerage firm, bank, or other financial institution (the swap counterparty) for periods ranging from a few days to multiple years. In a basic swap transaction, the Fund agrees with its counterparty to exchange the returns (or differentials in rates of return) earned or realized on a particular "notional amount" of underlying instruments or currencies. The notional amount is the set amount selected by the parties as the basis on which to calculate the obligations that they have agreed to exchange. The parties typically agree to exchange the returns that would be earned or realized if the notional amount were invested in given instruments or at given interest rates. For credit default swaps, the "buyer" of the credit default swap agreement is obligated to pay the "seller" a periodic stream of payments over the term of the agreement in return for a payment by the "seller" that is contingent upon the occurrence of a credit event with respect to an underlying reference debt obligation. Generally, a credit event means bankruptcy, failure to timely pay interest or principal, obligation acceleration, or modified restructuring of the reference debt obligation. The contingent payment by the seller generally is the face amount of the debt obligation in exchange for the physical delivery of the reference debt obligation or a cash payment equal to the then current market value of that debt obligation. By way of example, the investment manager might "buy" credit default swaps to help protect against the risk of default by the issuer of one or more debt securities held by the Fund. Alternatively, the investment manager may "sell" a credit default swap to gain exposure to an asset class more efficiently or less expensively than by purchasing the related debt security outright. An interest rate swap is an agreement between two parties to exchange interest rate obligations, generally one based on an interest rate fixed to maturity while the other is based on an interest rate that changes in accordance with changes in a designated benchmark (for example, LIBOR, prime, commercial paper, or other benchmarks).

A currency swap is generally a contract between two parties to exchange one currency for another currency at the start of the contract and then exchange periodic floating or fixed rates during the term of the contract based upon the relative value differential between the two currencies. Unlike other types of swaps, currency swaps typically involve the delivery of the entire principal (notional) amounts of the two currencies at the time the swap is entered into. At the end of the swap contract, the parties receive back the principal amounts of the two currencies.

July 27, 2012 supplement to the Registrant's Statement of Additional
Information:

GOF SA-6 07/12

SUPPLEMENT DATED JULY 27, 2012
TO THE CURRENTLY EFFECTIVE STATEMENT OF
ADDITIONAL INFORMATION OF EACH OF THE LISTED FUNDS

Franklin Investors Securities Trust
Franklin Balanced Fund
Franklin Floating Rate Daily Access Fund
Franklin Low Duration Total Return Fund
Franklin Total Return Fund
The Statement of Additional Information is amended as follows:

II.	For Franklin Balanced Fund, the Section entitled "Goals, Strategies and
Risks - Additional Strategies" is amended to reflect that such Fund may invest in currency futures contracts.

III.	For Franklin Floating Rate Daily Access Fund, Franklin Low Duration
Total Return Fund, Franklin Total Return Fund, Franklin Strategic Income Fund and Templeton Global Total Return Fund, the Section entitled "Goals, Strategies and Risks - Additional Strategies/Additional Considerations" is amended to reflect that each Fund may invest up to 5% of its net assets in collateralized debt obligations, including collateralized loan obligations.

IV. 	For Franklin Low Duration Total Return Fund, the Section entitled
"Goals, Strategies and Risks - Additional Strategies" is amended to reflect that such Fund may invest in currency swaps.